October 1, 2010

Mr. Andrew Mew

Accounting Branch Chief

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C.  20549

Re:                   Gateway Energy Corporation

                        Form 10-K for Fiscal Year Ended December 31, 2009

                        Filed March 24, 2010

                        File No. 0-06404

Dear Mr. Mew:

By letter dated September 20, 2010 ("Staff Letter"), the Staff of the Securities  and Exchange Commission (the "Commission") submitted comments with respect to  certain disclosures contained in the Annual Report on Form 10-K for the year ended December 31, 2009 of Gateway Energy Corporation (the "Company"). On behalf of the Company, set forth below are the Company's responses to those comments.  For your convenience, we have repeated each of the comments set forth in the Staff Letter and followed each comment with the Company's response.

Form 10-K for the year ended December 31, 2009

Consolidated Statements of Operations, page F-4

1.      We note your response to comment 11 of our letter dated August 11, 2010.  We also noted the remaining cash installments are still unpaid and outstanding as of June 30, 2010, which is approximately one year after the sale of your Shipwreck Gathering System.  We remain unclear about the basis behind your conclusion that the remaining cash installments are reasonably assured.  Therefore, it appears recognizing the entire gain upfront is not appropriate and that SAB Topic 5E is applicable in your situation.  Please amend your filing to defer the gain on sale, or advise us why you are not required to do so.

Company Response:

            According to SAB Topic 5E, a gain is recognized when major uncertainties as to the ultimate realization of profit have been removed, that is, the consideration received in the transaction can be reasonably evaluated.  The first installment due September 30, 2010 was made on time. At the time of the sale, the time of the first installment and evaluations through the end of the year 2009, there was no indication that the buyer was financially weak or that the amount of future cost and expenses were uncertain.  We had indications that the Company would be paid.  The Company also collateralized equipment upon the sale of the system and believed it would (and continues to believe it will) cover the value of the cash consideration upon liquidation, if we were not paid.  In addition, we are in current negotiations to sell the note at face value to third parties who are using the pipeline system and terminal.

(8) Change in Estimate, page F-18

2.      We note your response to comment 15 of our letter dated August 11, 2010.  Tell us the date you began negotiating the sale of your Shipwreck Gathering System and if the buyer required you to conduct a formal written evaluation of your asset retirement obligation (“ARO”).  Tell us what necessitated the Audit Committee to require a written estimate from a third party company.  Further, proper recognition of an ARO liability requires periodic and careful analysis of the facts pertaining to your situation.  In this regard, care must be exercised to ensure assumptions are not arbitrarily determined.  Your explanation that the increase in your ARO liability balance was a result of a change in estimate does not appear to be pervasive.  It appears you did not subsequently re-measure the costs to dismantle the ARO on a periodic basis and that the adjustment was a correction of an error for prior period financial statements.  Accordingly, please explain your accounting or revise your financial statements.  We may have further substantial comment.

Company Response:

            The Company began negotiating the sale of the Shipwreck Gathering System during March 2009.  The buyer did not require a formal written evaluation of the asset retirement obligation (“ARO”).  The Company evaluates its ARO liability on a yearly basis.  Prior to 2008, the Company assessed the estimate to abandon the platform through verbal conversations with third party companies in the business of dismantling offshore platforms.  The prior verbal updates were deemed to be sufficient under Accounting Standard Codification (“ASC”) Topic 410 “Asset Retirement and Environmental Obligations” as undue costs and efforts could be avoided.  The Audit Committee members were new for 2008 and requested an informal written estimate from a third party that was in the business of dismantling offshore platforms as it was more supportive than a verbal conversation.  For 2008, the cost to abandon the assets increased from the assessment in 2007.  The increase in cost with the current market value of the asset and the recent interest and inflation rate activity changed the estimate of the fair value of the cost to abandon the facility.  In addition, management planned to focus the Company’s investments away from non-core offshore operations that carried liabilities such as the platforms.  However, the major driver to the change in estimate to abandon the assets was from the change in the probability assumptions.  We decreased the probability of the Company assigning the asset to a third party producer resulting in a higher probability that the Company would bear the costs to abandon the asset at the end of its life.  Because of the factors discussed above, the Company increased the ARO liability and dismantlement costs for the year ended December 31, 2008.

The adjustment increased the book value of the asset and corresponding liability.  The increase in liability, as discussed above, better depicts the fair value of the abandonment of the asset.  The adjustment itself is considered a change in estimate as defined by ASC Topic 250 “Accounting Changes and Error Corrections”.  An accounting estimate is a change that has the effect of adjusting the carrying amount of an existing asset or liability or altering the subsequent accounting for existing or future assets or liabilities.  A change in accounting estimate is a necessary consequence of the assessment of the present status and expected future benefits and obligations associated with assets and liabilities.

We appreciate the staff's efforts in assisting the Company in its compliance with applicable disclosure requirements and enhancing the overall disclosure in its filings with the Commission. If you have any questions concerning this letter or if you would like any additional information, please do not hesitate to call me at (713) 336-0844.

                                                                        Sincerely,

s/ Jill Marlatt
Jill Marlatt
Controller
(Principal Financial Officer)